UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ____________

                                AMENDMENT NO. 12
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act Of 1934


                              PetroKazakhstan Inc.
                              --------------------
                                (Name of Issuer)


                        Common Shares, without par value
                        --------------------------------
                         (Title of Class of Securities)

                                    44779E10
                                    --------
                                 (CUSIP Number)

Mr. Askar M. Alshinbaev                             with copies to:
Central Asian Industrial Holdings, N.V.,            Kevin Keogh, Esq.
Scharlooweg 81,                                     White & Case LLP
Curacao, Netherlands Antilles                       1155 Avenue of the Americas
7-3272-585-107                                      New York, NY 10036
                                                    (212) 819-8200

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 March 24, 2004
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 44779E10
--------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Central Asian Industrial Holdings N.V.              .

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         00

-------- -----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Netherlands Antilles

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              10,092,520*
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER

                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            10,092,520*
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER

-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,092,520*
-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      |_|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.9%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------


* This number is based on 8,370,756 common shares owned directly by Central Asian Industrial Holdings N.V., 1,653,703 common shares that are registered in the name of Central Asian Industrial Holdings N.V.'s name and over which Central Asian Industrial Holdings N.V. has voting power and dispositive power but are held in trust for Missmira Investments, N.V., an affiliate of Central Asian Industrial Holdings N.V. and 68,061 options to purchase common shares.

          This Amendment No. 12 amends and supplements the Schedule 13D filed on April 12, 2001 (the "Schedule 13D"), by Central Asian Industrial Holdings N.V. (f/k/a/ Central Asian Industrial Investments N.V., "CA"), as amended by Amendment No. 1 dated April 13, 2001, Amendment No. 2 dated April 17, 2001, Amendment No. 3 dated April 19, 2001, Amendment No. 4 dated April 20, 2001, Amendment No. 5 dated May 17, 2001, Amendment No. 6 dated May 24, 2001, Amendment No. 7 dated May 28, 2001, Amendment No. 8 dated June 18, 2001, Amendment No. 9 dated June 28, 2001, Amendment No. 10 dated July 5, 2001, and Amendment No. 11 dated December 18, 2002 in relation to the common shares, without par value (the "Common Shares") of PetroKazakhstan Inc. ("PKZ") (f/k/a Hurricane Hydrocarbons Ltd.), a corporation incorporated under the laws of the Province of Alberta, Canada.

          All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the previously filed statement on
Schedule 13D.

Item 1.   Security and Issuer

          This statement on Schedule 13D relates to the Common Shares of PKZ, the principal executive offices of which are located at Suite 1460, Sun Life Plaza, North Tower, 140-4th Avenue S.W., Calgary, Alberta, Canada T2P 3N3.

Item 2.   Identity and Background

          This statement on Schedule 13D is being filed by CA, a corporation organized under the laws of the Netherlands Antilles. The address of CA is Scharlooweg 81, Curacao, Netherlands Antilles.

          Attached as Schedule I hereto is a list of the executive officers and directors of CA, which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

          During the last five years neither CA nor to the best of CA's knowledge, any person named on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          See "Item 4 - Purpose of Transaction."

Item 4.   Purpose of the Transaction

          Item 4 is hereby amended by adding the following information:

          On March 17, 2004, CA and BMO Nesbitt Burns Inc. ("BMO") entered into an agreement pursuant to which BMO agreed to purchase 5,000,000 Common Shares of PKZ from CA at a price of Cdn $35.50 per Common Share. The sale was completed on March 24, 2004.

Item 5.   Interest in Securities of the Issuer

          Item 5 is hereby amended and restated in its entirety to read as follows:

          (a) CA may be deemed to be the beneficial owner of 10,092,520 Common Shares (based on ownership by CA of 8,370,756 Common Shares and 68,061 Options as well as registered ownership of 1,653,703 Common Shares which are held for the benefit of Missmira but over which CA has retained voting power and dispositive power), which would represent approximately 12.9% of the Common Shares outstanding (based on 77,920,226 Common Shares outstanding as of December 31, 2003 as reported by PKZ in its Form 6-K furnished to the SEC on March 4,
2004).

          (b) CA currently has the sole power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of 10,092,520 Common Shares (based on ownership by CA of 8,370,756 Common Shares and 68,061 Options as well as registered ownership of 1,653,703 Common Shares which are held for the benefit of Missmira but over which CA has retained voting power and dispositive power).

          (c) Other than as described in "Item 4 - Purpose of Transaction," neither CA nor any persons named in Schedule I has effected any transactions in the Common Shares during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The information set forth in Item 6 in the previously filed statement on Schedule 13D remains unchanged.

Item 7.   Material to be filed as Exhibits

          Item 7 is hereby amended by adding the following exhibit, which is filed with this statement on Schedule 13D:

24. Agreement, dated as of March 17, 2004, between Central Asian Industrial Holdings N.V. and BMO Nesbitt Burns Inc.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 2004

                                       CENTRAL ASIAN INDUSTRIAL HOLDINGS N.V.


                                       By:   /s/ Mr. Askar M. Alshinbaev
                                          ----------------------------------
                                          Name:     Mr. Askar M. Alshinbaev
                                          Title:    Managing Director and Chief
                                                    Executive Officer

                                   Schedule I

          The following sets forth for the executive officers and directors of Central Asian Industrial Holdings N.V.: (i) the name of each such person; and
(ii) the present principal occupation or employment of each such person. The principal business address of Central Asian Industrial Holdings N.V. is Scharlooweg 81, Curacao, Netherlands Antilles. The current business address for each of Central Asian Industrial Holdings N.V.'s executive officers and directors is c/o OJSC Kazkommertsbank, 135-zh Gargarin Avenue, Almaty 480060, Republic of Kazakhstan. All of the executive officers and directors of Central Asian Industrial Holdings N.V. are citizens of the Republic of Kazakhstan.

          Each person named below is an executive officer or director of Central Asian Industrial Holdings N.V.:

Name                               Present principal occupation or employment
----                               ------------------------------------------

Mr. Nurzhan S. Subkhanberdin       Chairman of the Board

Mr. Askar M. Alshinbaev            Chief Executive Officer and Managing Director

Mr. Evgeni Feld                    Director

                                  EXHIBIT INDEX
                                  -------------

24. Agreement, dated as of March 17, 2004, between Central Asian Industrial Holdings N.V. and BMO Nesbitt Burns Inc.